Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 25, 2019

Mr. David L. Orlic, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 147 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 147”)

Dear Mr. Orlic:

This letter responds to comments you provided in a telephonic conversation with me on Friday, October 11, 2019, with respect to Amendment No. 147. Amendment No. 147 was filed on August 29, 2019 and included disclosure with respect to the SPDR Blackstone / GSO Senior Loan ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 147.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 147. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 147.

General Comments

1.	Comment: In the future, please file marked copies of amendments to registration statements on the EDGAR system. See ADI 2018-04 – Marked Copies of Amendments to Registration Statements.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to either file marked copies of future amendments to the registration statements on the EDGAR system or email marked copies of future amendments to registration statements to the Staff reviewer, consistent with ADI 2018-04 – Marked Copies of Amendments to Registration Statements.

2.	Comment: Please include responses to the Staff’s comments, as well as a completed fee table

Morgan, Lewis & Bockius LLP

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and average annual total returns table, as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter in advance of the effective date of the registration statement to provide the Staff time to review the responses. The completed fee table and average annual total return table are included in Appendix A to this correspondence.

3.

Comment:  Please advise how the Fund will accomplish its exit from the master fund. For example, will it be a sale of master fund shares for cash, or a distribution by the master fund of in-kind securities to the Fund? Please also disclose any applicable tax consequences.

Response: The collapse of the master/feeder structure was accomplished as follows: the securities held by the Portfolio (the master) were transferred in-kind to the Fund (the feeder) in a tax-free exchange for the Fund’s interests in the Portfolio.

Prospectus Comments

4.

Comment:  The Staff notes the reference in “The Fund’s Principal Investment Strategy” section to the London Interbank Offered Rate (LIBOR). Please address how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) the impact on the liquidity of Fund investments with a variable or floating rate based on LIBOR that do not include a fall-back provision addressing the discontinuation of LIBOR, and (2) the impact of the transition to a successor to LIBOR of Fund investments with a variable or floating rate based on LIBOR.

Response: The Registrant has included the following in the “Principal Risks of Investing in the Fund” section:

LIBOR Risk: On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. There remains uncertainty regarding the future of LIBOR and the nature of any replacement rate. The replacement and/or discontinuation of LIBOR could lead to significant short-term and long-term uncertainty and market instability. The unavailability and/or discontinuation of LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments that reference LIBOR. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is uncertainty regarding the effectiveness of any alternative methodology. In addition, the unavailability or replacement of LIBOR may affect the value, liquidity or return on certain Fund investments and may result in costs incurred in connection with closing out positions and entering into new trades.

5.	Comment: Please consider whether any risk disclosure should be included related to Brexit.

Response:  The Registrant has added the following discussion to the SAI:

BREXIT RISK

In June 2016, citizens of the United Kingdom voted in a referendum to leave the EU (known as “Brexit”), creating economic and political uncertainty in its wake. In March 2017, the United Kingdom formally notified the European Council of the United Kingdom’s intention to withdraw from the EU pursuant to Article 50 of the Treaty on European Union. This formal notification began a two-year period of negotiations regarding the terms of the United Kingdom’s exit from the EU, the deadline for which has since been extended to October 31, 2019, although it is possible this date may be extended again. Due to the timing of the exit, the full scope and nature of the consequences are not at this time known and are unlikely to be known for a significant period of time. It is also unknown whether the United Kingdom’s exit will increase the likelihood of other countries also departing the EU. Any exits from the EU, or the possibility of such exits, may have a significant impact on the United Kingdom, Europe, and global economies, which may result in increased volatility and illiquidity, new legal and regulatory uncertainties and potentially lower economic growth for such economies that could potentially have an adverse effect on the value of the Fund’s investments.

6.

Comment:  In the “Principal Risks of Investing in the Fund” section, the Staff notes the risks are listed in alphabetical order. Please do not list the risks in alphabetical order and instead list in order of priority. The Staff notes that only some risks need to be listed in order of priority, and the rest can be included alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant acknowledges the Staff’s comment and will consider re-ordering the Fund’s principal risks in a future amendment.

7.

Comment:  The Staff notes that two aspects are typically included in bank loan risk discussions: (1) bank loans can take significantly longer than seven days to settle, which means investors may not be paid in a timely manner, and (2) the Fund may be forced to incur losses in order to pay redemption proceeds on time. Please revise the “Senior Loan Risk” discussion to include these points. Please also address how the Fund will meet short term liquidity needs which could arise because of a lengthy settlement period.

Response: The Registrant has revised the discussion as follows:

Senior Loan Risk: Investments in Senior Loans are subject to credit risk and general investment risk. Credit risk refers to the possibility that the borrower of a Senior Loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on a Senior Loan will result in a reduction in the value of the Senior Loan and consequently a reduction in the value of the Fund’s investments and a potential decrease in the net asset value (“NAV”) of the Fund. Senior Loans are also subject to the risk that the value of the collateral securing a Senior Loan may decline, be insufficient to meet the obligations of the borrower or be difficult to liquidate. In addition, the Fund’s access to the collateral may be limited by bankruptcy or other insolvency laws. Further, loans held by the Fund may not be considered securities and, therefore, purchasers, such as the Fund, may not be entitled to rely on the strong anti-fraud protections of the federal securities laws. Some

Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund, such as invalidation of Senior Loans or causing interest previously paid to be refunded to the borrower. Senior Loans are also subject to high yield securities risks and liquidity risks described above. In addition, bank loans may be subject to extended settlement periods, which may impair the Fund’s ability to sell or realize the full value of its loans in the event of a need to liquidate such loans in a compressed period of time. Some of the loans in which the Fund may invest or obtain exposure to may be “covenant-lite” loans. Covenant-lite loans may contain fewer or no maintenance covenants compared to other loans and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. The Fund may experience delays in enforcing its rights on its holdings of covenant-lite loans.

The Registrant notes that the Fund intends to primarily satisfy short-term liquidity needs through its holdings in cash and cash raised through the sale of highly-liquid investments. In addition, the Fund may also access a line of credit when necessary.

8.	Comment: With respect to the “Senior Loan Risk” discussion, the Staff notes the Fund may invest covenant-lite loans. Please disclose the extent to which the Fund will invest in covenant-lite loans.

Response:  The Fund does not have a targeted minimum or maximum exposure to covenant-lite loans and the extent of the Fund’s exposure to covenant-lite loans may vary. The Registrant notes that the Primary and Secondary Indexes (as defined in the prospectus) may include covenant-lite loans and, as noted in the principal strategies, the Fund intends to invest 50% to 75% of its net assets in Senior Loans that are eligible for inclusion in the Primary and/or Secondary Indexes. For clarification, the following has been added to “The Fund’s Principal Investment Strategy” section:

Senior Loans included in the Primary and/or Secondary Indexes, and in which the Fund may invest, may include covenant-lite loans, which may contain fewer or no maintenance covenants compared to other loans.

9.

Comment:  The Staff notes that the following disclosure in the “Additional Strategies Information” section cross-references the Fund Summary for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summary. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

Please see “The Fund’s Principal Investment Strategy” section under “Fund Summary” above for a complete discussion of its principal investment strategies.

Response:  The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

10.	Comment: Please revise the introductory sentence under “Additional Risk Information” as follows:

The following section provides additional information regarding ~~certain of~~ the principal risks identified under “Principal Risks of Investing in the Fund” in the Fund Summary along with additional risk information.

Response:    The Registrant has made the requested revision.

11.

Comment: The Staff notes the inclusion of the “Portfolio Turnover Risk” discussion in the “Non-Principal Risks” section. Please consider adding to the principal strategy that the Fund may engage in frequent trading.

Response: The Registrant has moved the discussion of “Portfolio Turnover Risk” to the “Principal Risks of Investing in the Fund” section. In addition, the following has been added to “The Fund’s Principal Investment Strategy” section:

The Fund’s strategy may result in a high portfolio turnover rate.

12.

Comment: In the “Derivatives and Other Complex Securities” discussion, the Staff notes that the Fund “. . . may invest in complex securities.” Please describe the types of complex securities the Fund may invest in.

Response: The Registrant believes the current disclosure is appropriate. The Fund is broadly authorized to invest in various instruments, many of which are inherently complex and subject to complex tax rules. The various instruments in which the Fund may invest are described in the prospectus and/or SAI. The Registrant does not believe it is practical or useful to investors to list all potential instruments in the prospectus.

SAI Comment

13.

Comment: In the “Purchase and Redemption of Creation Units” section, please clarify the number of days in which the Fund would typically expect to pay redemption proceeds to redeeming shareholders for all methods of payments. See Item 11(c)(7) of Form N-1A. Please explain why proceeds are paid on T+3 rather than T+2.

Response: The Registrant confirms the Fund typically expects to pay proceeds of a redemption request on the third business day after the redemption request, as noted in the “Purchase and Redemption of Creation Units” section.

The Registrant believes the emphasized portion of Rule 15c6-1(a) below permits a settlement period longer than T+2 if agreed to by the parties.

Except as provided in paragraphs (b), (c), and (d) of this section, a broker or dealer shall not effect or enter into a contract for the purchase or sale of a security (other than an exempted security, government security, municipal security, commercial paper, bankers’ acceptances, or commercial bills) that provides for payment of funds and delivery of securities later than the second business day after the date of the contract unless otherwise expressly agreed to by the parties at the time of the transaction (emphasis added).

Part C Comment

14.

Comment: With respect to Item 28, the Staff notes there are multiple “form of” agreements included in the exhibit list (e.g., the Master-Feeder Participation Agreement). Please provide executed final agreements if available.

Response: The Registrant will endeavor to file final exhibits in future amendments.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik

cc:	Andrew Delorme, Esq.

W. John McGuire, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.70%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.70%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$72	$224	$390	$871

AVERAGE ANNUAL TOTAL RETURNS (for periods ended 12/31/18)

The after-tax returns presented in the table below are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your specific tax situation and may differ from those shown below. After-tax returns are not relevant to investors who hold Fund Shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts. The returns after taxes can exceed the returns before taxes due to an assumed tax benefit for a shareholder from realizing a capital loss on a sale of Fund Shares.

	One Year	Five Years	Since Inception (04/03/13)
Return Before Taxes	-0.25%	2.01%	2.06%
Return After Taxes on Distributions	-2.16%	0.23%	0.37%
Return After Taxes on Distributions and Sale of Fund Shares	-0.12%	0.74%	0.81%
Markit iBoxx USD Liquid Leveraged Loan Index (reflects no deduction for fees, expenses or taxes)	-0.63%	1.72%	1.96%
S&P/LSTA U.S. Leveraged Loan 100 Index (reflects no deduction for fees, expenses or taxes)	-0.62%	2.26%	2.45%